                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (RULE 13D-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13D-2(A).

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO 6)*

                                CROWN GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                   228359-10-5
                                   -----------
                                 (CUSIP Number)

                          TERRY FERRARO SCHWARTZ, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                           1230 PEACHTREE STREET, N.E.
                                   SUITE 3100
                           ATLANTA, GEORGIA 30309-3592
                                 (404) 815-3731
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                    JULY 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover period.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)


                                Page 1 of 4 Pages
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CUSIP NO. 228359-10-5                  13D      PAGE    2     OF    4    PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON
          EDWARD R. MCMURPHY
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          PF AND OO
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING                      [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    1,089,540
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   1,089,540
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,089,540
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          14.6%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                          *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                CROWN GROUP, INC.

                    AMENDMENT No. 6 TO SCHEDULE 13D FILED BY
                               EDWARD R. MCMURPHY

         This filing constitutes Amendment No. 6 to the Schedule 13D filed by Edward R. McMurphy with respect to the $.01 par value common stock of Crown Group, Inc. (the "Company"). The following items of Schedule 13D are hereby amended:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Since the filing of Amendment No. 5 to this Schedule 13D, options held by Mr. McMurphy to purchase shares of the Company's common stock have become exercisable and Mr. McMurphy has purchased an additional 40,000 shares of the Company's common stock in open market transactions with personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. McMurphy holds all shares of the Company's common stock beneficially owned by him for investment purposes. However, as Chairman of the Board and Chief Executive Officer of the Company, Mr. McMurphy does exercise significant influence over the management and operations of the Company.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. McMurphy beneficially owns in the aggregate 1,089,540 shares, or approximately 14.6% of the outstanding shares of the Company (based on the 6,777,338 shares outstanding on March 7, 2002), including 675,000 shares subject to presently exercisable stock options.

         (b) Mr. McMurphy possesses sole voting and investment powers with respect to all shares beneficially owned by him.

         (c) Mr. McMurphy has not effected any transactions in the Company's common stock during the past 60 days.


                                     3 of 4
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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date: March 13, 2002                   /s/ Edward R. McMurphy
                                       ----------------------------------------
                                       Edward R. McMurphy


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